Exhibit 4.5

Granted To: ###PARTICIPANT_NAME###

Address: ###HOME_ADDRESS###

Grant Date: ###GRANT_DATE###

Granted Amount: ###TOTAL_AWARDS###

Grant Type: ###DICTIONARY_AWARD_NAME###

Plan: Universal Health Realty Income Trust Amended and Restated 2007 Restricted Stock Plan

UNIVERSAL HEALTH REALTY INCOME TRUST RESTRICTED SHARE AGREEMENT

AGREEMENT made as of the date specified above, between Universal Health Realty Income Trust (the "Trust") and ###PARTICIPANT_NAME### (the "Recipient"), pursuant to the Universal Health Realty Income Trust Amended and Restated 2007 Restricted Stock Plan (the "Plan").

1. Restricted Share Award. In accordance with the Plan, the Trust hereby awards to the Recipient shares of beneficial interest in the Trust as indicated above (the "Restricted Shares"), subject to the vesting conditions, transfer restrictions and other terms and conditions of this Agreement.

2. Vesting Conditions.

(a) General. Except as otherwise specified, the Restricted Shares will become vested as follows, provided the Recipient remains in the continuous full-time employ or service of the Trust on each applicable vesting date.

###VEST_SCHEDULE_TABLE###

(b) Accelerated Vesting. If, before the applicable vesting date described in (a) above, the Recipient’s employment or service with the Trust terminates due to the Recipient’s death or "disability" (as defined below), the Restricted Shares will thereupon become fully vested. If a "change in control" (within the meaning of the Plan) occurs, the board of trustees of the Trust (the "Board"), acting in its discretion, may cause the Restricted Shares to (1) become fully vested immediately prior to the change in control, or (2) be converted into restricted equity securities of the acquiring or successor entity which are equal in value to the Restricted Shares being converted, in which case any performance vesting conditions shall be waived. The term "disability" means the inability of Recipient to perform the principal duties of the Recipient’s employment by reason of a physical or mental illness or injury that is expected to last indefinitely or result in death, as determined by a duly licensed physician selected by the Trust.

3. Employment or Service. Upon the termination of the Recipient's full-time employment or other service with the Trust (for any reason other than death or disability), or unless otherwise stipulated in writing and signed by an authorized representative of the Trust, the Recipient will forfeit any Restricted Shares covered by this Agreement that have not previously vested (as well as any unvested dividends attributable to those Restricted Shares), and such forfeited Restricted Shares will be canceled on the date of the Recipient's termination of full-time employment or other service. Per diem or other similar type of employment relationship does not constitute "full-time employment" with the Trust.

4. Restrictions on Transfer. The Restricted Shares covered by this Agreement may not be sold, assigned, transferred, alienated, commuted, anticipated, or otherwise disposed of (except by will or the laws of descent and distribution), or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation, or be otherwise encumbered, and may not become subject to attachment, garnishment, execution or other legal or equitable process, and any attempt to do so shall be null and void. If the Recipient attempts to dispose of or encumber any Restricted Shares covered by this Agreement before such Restricted Shares are vested, then the Recipient’s rights with respect to such Restricted Shares shall terminate and such Restricted Shares shall be canceled as of the date of such attempted transfer.

5. Dividends and Voting Rights. The Recipient will have the right to receive dividends distributable on and exercise voting rights with respect to the Restricted Shares while they are covered by this Agreement. Dividends on unvested stock will be deferred and accumulated prior to the vesting of the shares and paid, in either cash and/or stock, in the aggregate on the vesting date on the shares that ultimately vest.

6. Issuance of Restricted Shares. The Recipient is the record owner of the Restricted Shares on the Trust’s books, subject to the restrictions and conditions set forth in this Agreement. By executing this Agreement, the Recipient expressly authorizes the Trust to cancel, reacquire, retire or retain, at its election, any unvested Restricted Shares if and when they are forfeited in accordance with this Agreement. The Recipient will execute and deliver such other documents and take such other actions, if any, as the Trust may reasonably request in order to evidence such action with respect to any unvested Restricted Shares that are forfeited. If and when the Restricted Shares become vested, the vested Restricted Shares will no longer be subject to the transfer restrictions contained in this Agreement and the Company’s books will be updated accordingly.

7. Tax Withholding. The Trust may require as a condition of the removal of restrictions on the Restricted Shares under this Agreement that the Recipient remit to the Trust an amount sufficient in the opinion of the Trust to satisfy any federal, state and other governmental tax withholding requirements attributable to the transfer or vesting of the Restricted Shares. In addition, or in the alternative, the Trust may satisfy such tax withholding obligation in whole or in part by withholding Restricted Shares that would otherwise be delivered to the Recipient (or the Recipient’s representative or beneficiary) based upon the fair market value of the Restricted Shares on the applicable vesting date.

8. No Service Rights. Nothing contained in the Plan or this Agreement shall confer upon the Recipient any right with respect to the continuation of the Recipient’s employment or other service with the Trust or interfere in any way with the right of the Trust at any time to terminate such relationship.

9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to its principles of conflict of laws.

10. Miscellaneous. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and may not be modified other than by written instrument executed by the parties.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

UNIVERSAL HEALTH REALTY INCOME TRUST		PARTICIPANT

By:	/s/ Charles F. Boyle	By: _ ________________________________

Print Name: Charles F. Boyle		Print Name:	###PARTICIPANT_NAME###

Title: Senior Vice President and CFO